John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, PA	(202) 780-1000 john.lux@securities-law.info

May 31, 2018

Attorney Folake Ayoola

Special Counsel Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc.
Offering Statement on Form 1-A
File No. 024-10822

Dear Ms. Ayoola:

On behalf of Smart Decision, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 21, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to prior comment 1 where you state that you are not a shell company because the company “has acquired a key and very valuable asset with the patent rights, and is now engaged in raising money to develop its purpose.” We are unable to agree, without further analysis, that you are not a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please tell us what you mean by “key and very valuable asset with the patent rights” (emphasis added) or revise your disclosure on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

We We refer to the guidance provided by SEC Release No. 33-8869. “Revisions to Rule 144 and Rule 145,” as given in footnote 172, which states:

“. . . Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company is clearly a startup company under the definition. It is not an inactive company waiting for a reverse merger deal; rather, it was formed to develop its primary business, it has acquired a key and very valuable asset with the patent rights it has, and is now engaged in raising money to develop its purpose.

If one were to deem all startup companies as shell companies because they have limited operations and assets, then all new companies would be considered shell companies for the purposes of Rule 144 as few new companies start life with substantial assets and none start life with substantial business.

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The phrase “no or nominal operations” is meant to capture companies that have no real purpose except as a shell. By looking at the plain language of the words “no or nominal” it is easy to realize that a small company that has a valuable patent and technology rights, that has experienced executives who have been focused on this market for a period of years, and that is rolling out a specific product, has assets and operations, however small and developmental is not a shell company.

With regard to the patent rights, which include the pending as well as the granted patents, it is important to note that there is also significant, proprietary, know-how, technology, and marketing information that the company has by reason of its key executives and this would take years for any competitor to duplicate. This cannot be capitalized or reflected in a balance sheet yet is it the essence of the value at hand here.

We give you an example of a true shell company that the rules are meant to capture. In some instances, reverse merger shell promoters have learned that they can create small public companies at a very low cost. In order, they think, to escape being called “shell companies” they put in small businesses.

For example, I have heard of one promoter whose wife went shopping in yard sales on weekends and then re-sold items from the yard sales on e-bay. She was grossing about $25,000 per year with little or no profit as the alleged business of the shell. It was clear, was it not, that this public company had nominal assets and operations but was merely a shell waiting for a reverse merger opportunity.

The SEC, in Release 33-8587, requires shell companies that merge with operating companies to file a “Super 8-K” shortly after the merger.

Footnote 32 of this release says:

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

The SEC is saying that where the promoters of a public company that has assets or operations in that company that are returned to those promoters on or shortly after the reverse merger with a surviving operating or target company, the SEC will consider those asset or operations to be “nominal” and that public company would therefore be considered a shell.

Look also at Footnote 31 in the same Release:

One commenter discussed the application of the proposals to “living dead” companies. See letter from Mike Liles, Jr. As described in this comment letter, a “living dead” company is a former operating company with minimal or limited operations. We believe that a former operating company that meets the assets and operations standards in the definition of shell company would be subject to the rules and rule amendments that we are adopting today.

As I read this, the SEC will also see a “living dead” company as a shell. However, this is nothing more than reiterating the guidelines.

As opposed to these true shell situations, we have in Smart Decision, Inc. a team of executives with years of experience in the relevant market who spent years spotting the market opportunity and developing unique and valuable assets.

I know of no situation where a startup developmental company with a true business plan has been classified as a shell by virtue of having no or nominal assets and operations.

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Finally, we note that in a $13 billion industry, about one-third of the products sold are returned. This is a very large problem. The Company has a solution to this multi-billion dollar problem. We believe, based on extensive market research at all steps in the distribution chain that this is therefore a very substantial asset that will lead to a very large operation.

As has been stated:

“. . . Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

Risk Factors

Our By-Laws include a mandatory arbitration provision which may discourage shareholder litigation and enforcement of shareholder rights…, page 5

2.	We note your response to prior comment 5. Please expand your risk factor to address how the arbitration provision impacts shareholders, including but not limited to, the imposition of significant costs, the possibility that arbitration may result in less favorable settlements, the foreclosing of class actions, and the limiting of discovery.

We have deleted these provisions.

3.	Please expand your disclosure to discuss the impact, if any, of these provisions on shareholders’ rights to pursue claims under the United States federal securities laws. To the extent the provision does not impact claims under the United States federal securities laws, please revise to so state. This comment also applies to your disclosure on page 40.

We have deleted these provisions.

4.	Please clarify whether Florida law permits mandatory arbitration. To the extent it does not, please revise your disclosure to address issues related to enforceability.

We have deleted these provisions.

We are classified as an “emerging growth company”…, page 10

5.	We note your response to prior comment 6 where you state that “[at] the present time, the Company, following termination of the offering, does not intend to register its Class A Common stock using Form 8-A.” Pursuant to Section 3(b) of the Securities Act, the Commission has exempted from registration offerings made in compliance with Regulation A and Form 1-A. Please provide us with an analysis detailing the applicability of the emerging growth company status to this Regulation A offering or revise throughout to remove reference to your emerging growth company status.

The reference to emerging growth company has been removed.

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Offering Period and Expiration Date, page 17

6.	We note your response to prior comment 3 where you state that “there is no minimum offering.” Please revise to reconcile your statement that “[t]his Offering will start on or after the Qualification Date and will terminate if the Minimum Offering is not reached or, if it is reached, on the Termination Date.” (emphasis added)

This reference has been revised to read as follows:

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate when the Maximum Offering is reached or, if it is not reached, on the Termination Date.

Procedures for Subscribing, page 17

7.	We note your response to prior comment 9. Please expand your disclosure to provide material terms of your agreement with Minivest, including how much you are paying Minivest for its services. Additionally, please file the agreement as an exhibit to the offering circular. Refer to Item 17 of Part III of Form 1-A for guidance.

The following has been added re Minivest and the agreement with Minivest has been filed as an Exhibit:

The Company has agreed to hire Minivest.com to assist in the distribution of Company stock for a fee of $100,000. Minivest.com will post the offering on its website and serve as business advisor to the Company on crowdfunding.

Business, page 21

8.	We refer to prior comment 8. We continue to note that much of the information in this section appears promotional, rather than factual. Please revise to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. If a reasonable basis cannot be provided, the statements should be removed. In addition, please revise your disclosure under an appropriate heading to address your current and immediate activities.

We have revised this section as indicated in your comments.

Who will pay for SMART DECISION INC.™ services?, page 25

9.	We note your response to prior comment 10. We refer to your revised disclosure and graphics, which references to industry leaders such as The Home Depot, Amazon and Lowes, among others. Please clarify whether you have any agreements with these companies and whether you have received permission to reproduce their logos. To the extent you have no agreements with the companies, please revise to remove the image, including names and logos.

We have removed all references to specific companies, including images.

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Certain Relationships and Related Party Transactions, page 33

10.	We note your response to prior comment 16. We have been unable to locate the requested disclosure. Please revise your disclosure to provide the material terms of the agreements and file the loan agreements with GPL Ventures, LLC as exhibits to the offering statement. In addition, please explain how the related parties are affiliated with the company. Refer to Item 13 of Part II to Form 1-A and Item 17 of Part III to Form 1- A.

The disclosure has been revised as is given below to provide the material terms of the agreements and the loan agreements with GPL Ventures, LLC have been filed as exhibits to the offering statement. The new disclosure reads as follows:

Convertible Notes to Related Parties

The Company has two convertible promissory notes due GPL Ventures, LLC. GPL is a shareholder of the Company. There is a convertible note for $6,000 dated December 14, 2017, with interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 14, 2018. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. A second note for $20,000 on the same terms due to GPL Ventures on March 22, 2019.

There is another note to Eric Gutmann for $1,200 with interest accruing at 8%, matures on November 9, 2018. This not is not convertible. Mr. Gutmann is the Secretary/Treasurer of the Company.

Principal Stockholders, page 37

11.	We note your response to prior comment 6. Please revise to provide the persons who have sole or shared voting or investment power for the entities listed. Additionally, to the extent your officers and directors have voting or investment power in the entities listed, please revise the table to include the name of the officer and/or director and their respective share ownership. In this regard, we note, for example, that Jonathan Morgan is a director of the company and he owns and controls R and J Holdings USA.

The offering circular has been revised to provide the persons who have sole or shared voting or investment power for the entities listed. Additionally, to the extent your officers and directors have voting or investment power in the entities listed, we have revised the table to include the name of the officer and/or director and their respective share ownership.

The following has been added to this section:

Jonathan Morgan is a director of the company and he owns and controls R and J Holdings USA.

Our By-Laws contain an exclusive forum provision that may discourage shareholder lawsuits, page 40

12.	Please revise to clarify how your exclusive forum provisions impact derivative lawsuits alleging violations of federal securities laws.

These provisions have been deleted.

13.	You state that “[your] By-Laws contain an exclusive forum providing that unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for… any action asserting a claim governed by the internal affairs doctrine shall be the court of appropriate jurisdiction under the law of the Corporation's State of corporate domicile (or, if this court does not have jurisdiction, the federal district court for the District of the Corporation's State of corporate domicile).” Please clarify what you mean by “state of corporate domicile.” In this regard, we note that you are incorporated in Wyoming but your office is in Florida.

These provisions have been deleted. Where we use the phrase “state of corporate domicile,” it refers to the state of incorporation of the corporation, in this instance, Wyoming.

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Legal Opinion

14.	We refer to the penultimate paragraph of counsel’s opinion, which states “I have not been engaged to examine, nor have I examined, the Offering Statement for the purpose of determining the accuracy or completeness of the information included therein or the compliance and conformity thereof with the rules and regulations of the SEC or the requirements of Form 1-A, and I express no opinion with respect thereto.” It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. We will not object if counsel assumes, for purposes of its opinion, that, the offering statement will be qualified pursuant to the federal securities laws. Please revise accordingly. Refer to Staff Legal Bulletin 19 (CF) Section II.B.3(a) for guidance.

The legal opinion has been revised to read as follows:

Exhibit 12.1

John E. Lux, Esq.
Attorney at Law
1629 K Street, Suite 300
Washington, DC 20006
(202) 780-1000
Admitted in Maryland and the District of Columbia

May 23, 2018

Board of Directors

Smart Decision, Inc.

1825 Corporate Blvd. NW, Suite 110

Boca Raton, FL 33431

Gentlemen:

I have acted, at your request, as special counsel to Smart Decision, a Wyoming corporation, (“Smart Decision”) for the purpose of rendering an opinion as to the legality of (1) 500,000,000 shares of Smart Decision' common stock, par value $0.0001 per share to be offered and distributed by Smart Decision (the “Shares”), and (2) 27,500,000 shares of Smart Decision common stock, par value $0.0001 per share to be offered by selling shareholders, pursuant to an Offering Statement to be filed under Regulation A of the Securities Act of 1933, as amended, by Smart Decision with the U.S. Securities and Exchange Commission (the "SEC") on Form 1-A, for the purpose of registering the offer and sale of the Shares (“Offering Statement”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion including, without limitation: (i) the Offering Statement and related offering circular; (ii) the Articles of Incorporation and Bylaws of the Company, each as amended to date; (iii) the resolutions adopted by the Board of Directors of the Company or authorized committees thereof (either at meetings or by unanimous written consent) authorizing the issuance and sale of the Shares pursuant to the terms of the Offering Statement, including to establish the sale price of the Shares; and (iv) such other documents and records and matters of law as we have deemed necessary or appropriate for purposes of this opinion. In our examination of such documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies, the authenticity of the originals of such documents and the legal competence of all signatories to such documents.

Based on the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that the Shares, when issued and paid for in the manner described in the Offering Statement, will be duly authorized, validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the laws of the General Corporation Law of the State of Wyoming and the laws of the State of Florida, as currently in effect, and no opinion is expressed with respect to any other laws or any effect that such other laws may have on the opinions expressed herein.

This opinion letter has been prepared, and is to be understood, in accordance with customary practice of lawyers who regularly give and lawyers who regularly advise recipients regarding opinions of this kind, is limited to the matters expressly stated herein and is provided solely for purposes of complying with the requirements of the Securities Act, and no opinions may be inferred or implied beyond the matters expressly stated herein. The opinions expressed herein are rendered and speak only as of the date hereof and we specifically disclaim any responsibility to update such opinions subsequent to the date hereof or to advise you of subsequent developments affecting such opinions.

We hereby consent to the filing of this opinion as Exhibit 12.1 to the Offering Statement and to the reference to our firm under the caption “Legal Matters” in the offering circular constituting a part of the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder. We assume no obligation to update or supplement any of the opinion set forth herein to reflect any changes of law or fact that may occur following the date hereof.

Very truly yours,

/s/ John E. Lux

John E. Lux

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1.	Please provide support for all quantitative and qualitative business and industry data used in this section, either by supplementally submitting materials or by revising the offering circular to cite (with specificity) to publicly-available material. For example only, we refer you to the forecasted growth rate of 21.12% from 2015 to 2021 and the 40% average return rate for LED products on page 21.

This disclosure has been revised as follows:

According to market research published by P&S Market Research and broadcasted using Global Newswire, the LED lighting market size is projected to hit $70.2 billion by 2023, which would be growing at a CAGR of 12.6% between 2017 – 2023. They cite a growing adoption of energy efficient lighting solutions across the globe as one of the primary factors attributing to the growth of the worldwide LED lighting industry. The increase in demand of LED for various lighting applications of general lighting have also benefited the penetration of LED lighting in recent years.

The adoption and acceptance of LED lighting is continuously increasing in the residential, commercial and industrial lighting applications. In a Department of Energy (DOE) 2014 study, energy savings forecast of solid-state lighting (LED) in general illumination applications is predicted that LED lighting will represent 84% of all lighting sales by the year 2030.

According to a report published by Report Buyer via PR Newswire, Global LED lighting market is expected to surpass US$ 100 Billion by the end of year 2024. The global Led lighting market is currently undergoing a drastic change, propelled by the exponential urban expansion expected over the next decade, and the drive towards even bigger energy efficiency.

In another study conducted by Persistence Market Research, indoor applications of LED lighting are projected to be the most attractive segment from 2017 – 2025.

LED lamps are energy efficient, have a service life of up to 50,000 hours or more. Unlike traditional lighting, LED does not contain any filament or tube that is fragile. LED requires no warm up period and they light up instantly. They are also environmentally friendly. They do not contain mercury or any other hazardous substances. Due to these desirable properties of LED, they are ideal in situations where lamps are required to be switched on and off. LED lighting has zero UV emissions and they can also run on low voltage power supply. Due to these distinct advantages of LED lighting, the global market for LED lighting is expanding at a fast pace and LED lighting has the potential to revolutionize the lighting sector.

According to Persistence Market Research analysis, the global LED lighting market was valued at nearly $37 billion in 2017. It is expected to touch a figure of $126 billion by the year 2025, registering a CAGR of 16.6% and exhibiting an increase of 3.4x in terms of revenue during the forecast period.

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Who will pay for SMART DECISION INC.™ services?, page 23

2.	We refer to your references to industry leaders such as The Home Depot, Amazon and Lowes, among others, in describing your business. Please clarify whether you have any agreements with these companies and whether you have received permission to reproduce their logos. To the extent you have no agreements with the companies, please revise to remove the names and logos.

This disclosure has been revised to exclude all such names.

Who will pay for SMART DECISION INC.™ services?

•	Big box retailers looking for exposure in the LED field;
•	Online LED ecommerce sites want the ability to drive potential online buyers to their site;
•	Vendors and manufactures whose LED product is sold online and in brick and mortar locations.

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please let me know if you need anything further. Always call me on my private line – 727 656 5504.

Thank you,

/s/ John E. Lux

John E. Lux

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